EXHIBIT 99.1

Hydro Satisfied with Awards in 18th Round

The Norwegian Ministry of Petroleum and Energy announced Tuesday that Hydro has been granted operatorships and ownership stakes in the company's highest-priority areas in the 18th licensing round on the Norwegian shelf.

"Hydro is satisfied with the awards of operatorships with high ownership stakes in two areas, in addition to ownership stakes in two further areas. The awards lay the groundwork for further growth for Hydro on the Norwegian shelf," says Lars Christian Alsvik, senior vice president of Exploration in Hydro's business area, Oil & Energy.

Hydro wants to gather seismic data as soon as this summer from the Farsund basin, where the company has received an operatorship.

"We see the operatorship award in the Farsund basin as exciting. The area lies in the southern North Sea and until now has not been open for exploration activities. Hydro considers this area very interesting for oil exploration," says Alsvik. An exploration well in the Farsund basin can be begun in 2005-2006 at the earliest. The area is about 250 kilometers northeast of Ekofisk.

Hydro was awarded the following blocks:

 11/5-6        60%    (Operator)
 35/2          60%    (Operator)
 6306/2-3-5    20%
 6304/6        20%

*****
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Contacts:

Idar Eikrem
(+47) 22 53 32 73
(+47) 95 02 83 63
Idar.Eikrem@hydro.com

Lars Bjelvin
(+47) 22536614
(+47) 482 95 667
Lars.Bjelvin@hydro.com